# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STREAMLINE HEALTH SOLUTIONS INC., CIK 0001008586
CUSIP: 86323X205
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2400 Old Milton Parkway, Box 1353, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 08/12/2025
Amends the filing with accession number 0000919574-21-005490
Filed by CIK 0001626127
Persons authorized to receive notices and communications: John McCullough, 2100 Third Avenue North Suite 600, Birmingham, Alabama (AL), 35203, 205-987-5500

## Reporting persons
- Harbert Discovery Fund, LP (CIK 0001626127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harbert Discovery Fund GP, LLC (CIK 0001642538): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harbert Fund Advisors, Inc. (CIK 0001616659): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harbert Management Corporation (CIK 0001259933): type of reporting person: corporation (CO); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jack Bryant (CIK 0001642336): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kenan Lucas (CIK 0001642389): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond Harbert (CIK 0001233571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: STREAMLINE HEALTH SOLUTIONS INC.
Address of issuer's principal executive offices: 2400 Old Milton Parkway, Box 1353, Alpharetta, Georgia (GA), 30009
Comment: The name of the issuer is Streamline Health Solutions Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2400 Old Milton Pkwy., Box 1353, Alpharetta, GA 30009, United States of America. This Schedule 13D amendment relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

(i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"),

(ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"),

(iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"),

(iv) Harbert Management Corporation, an Alabama corporation ("HMC"),

(v) Jack Bryant, a United States citizen,

(vi) Kenan Lucas, a United States citizen, and

(vii) Raymond Harbert, a United States citizen.

Each of the Fund, the Fund GP, HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Fund is a private investment fund. The Fund GP is the Fund's general partner. HFA is an investment adviser registered with the United States Securities and Exchange Commission and the investment adviser to the Fund. HMC Is the parent of HFA. Mr. Lucas is the Managing Director and Portfolio Manager of the Fund GP. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit B attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.
Present principal occupation or employment: The principal business of the Fund is purchasing, holding and selling securities for investment purposes. The principal business of the Fund GP is serving as the general partner of the Fund. The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds, including the Fund. The principal occupation of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the Fund GP and as the portfolio manager for other clients. The principal occupation of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal occupation of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.
Criminal convictions in the last five years: No Reporting Person or any person listed on Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person or any person listed on Exhibit B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares previously owned by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Fund is $0.

## Item 4. Purpose of Transaction
Purpose of transaction: This Schedule 13D Amendment No. 8 is being made to report that the Reporting Persons no longer beneficially own any Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, HFA, HMC, Raymond Harbert, the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days: Except for the transaction reported in Item 6 below, there have been no transactions by the Reporting Persons in the Shares within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 12, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 12, 2025 (the "Effective Time"), Mist Holding Co., a Delaware corporation and the parent company of Hayes Management Consulting LLC d/b/a MDaudit ("Parent"), completed the previously announced acquisition of the Issuer, pursuant to the Agreement and Plan of Merger, dated as of May 29, 2025 (the "Merger Agreement"), by and among the Issuer, Parent and MD BE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly owned subsidiary of Parent (the "Merger"). The foregoing description of the Merger does not purport to be complete and is subject to and qualified in its entirety by the full Merger Agreement, which is included as Exhibit 2.1* of the Issuer's Form 8-K filed on August 13, 2025 (the "Form 8-K"), which is incorporated by reference.

Pursuant to the Merger Agreement, at the Effective Time: (i) each Share issued and outstanding as of immediately prior to the Effective Time (other than certain Shares as specified in the Form 8-K which do not include any Shares previously reported herein), was automatically cancelled and converted into the right to receive $5.34 per Share in cash, without interest (the "Merger Consideration"); and (ii) each restricted stock award corresponding to Shares granted under the Issuer's equity plans (each, a "Issuer Restricted Share") that was outstanding and unvested as of immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash equal to the product of (A) the number of Shares corresponding to such Issuer Restricted Shares immediately prior to the Effective Time, multiplied by (B) the Merger Consideration, less applicable withholding taxes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: 2025 Officers and Directors of HFA and HMC

## Signatures
- Harbert Discovery Fund, LP: By: Harbert Discovery Fund GP, LLC, its General Partner, By: Harbert Management Corporation, its Managing Member, By: /s/ John McCullough, John McCullough, Executive Vice President and General Counsel (08/14/2025)
- Harbert Discovery Fund GP, LLC: By: Harbert Management Corporation, its Managing Member, By: /s/ John McCullough, John McCullough, Executive Vice President and General Counsel (08/14/2025)
- Harbert Fund Advisors, Inc.: By : /s/ John McCullough, John McCullough, Executive Vice President and General Counsel (08/14/2025)
- Harbert Management Corporation: By: /s/ John McCullough, John McCullough, Executive Vice President and General Counsel (08/14/2025)
- Jack Bryant: By: /s/ Jack Bryant, Jack Bryant (08/14/2025)
- Kenan Lucas: By: /s/ Kenan Lucas, Kenan Lucas (08/14/2025)
- Raymond Harbert: By: /s/ Raymond Harbert, Raymond Harbert (08/14/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).